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As filed with the U.S. Securities and Exchange Commission on August 11, 2005

Registration No. 333-124091

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-4
ON FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

iPCS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4812	36-4350876
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1901 North Roselle Road
Schaumburg, Illinois 60195
(847) 885-2833
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Timothy M. Yager
President and Chief Executive Officer
iPCS, Inc.
1901 North Roselle Road
Schaumburg, Illinois 60195
Tel: (847) 885-2833
Fax: (847) 885-7125
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Edmund L. Quatmann, Jr. General Counsel and Secretary iPCS, Inc. 1901 North Roselle Road Schaumburg, Illinois 60195 Tel: (847) 885-2833 Fax: (847) 885-7125	Paul W. Theiss Robert J. Wild Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606 Tel: (312) 782-0600 Fax: (312) 701-7711

        Approximate date of commencement of proposed sale of the securities to public: As soon as practicable after this registration statement becomes effective and all other conditions to the merger described herein have been satisfied or waived.

        If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒  Registration No. 333-124091

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

        All capitalized terms used and not defined in Part II of this registration statement shall have the meaning assigned to them in the Prospectus which forms a part of this registration statement.

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$9,981
Printing expenses	$50,000
Legal fees and expenses	$100,000
Accounting fees and expenses	$50,000
Miscellaneous	$10,019
Total	$220,000

Item 14. Indemnification of Directors and Officers.

        Our Restated Certificate of Incorporation provides that the liability of our directors to us or any of our stockholders for monetary damages arising from acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the laws of Delaware or any other applicable law. This limitation does not apply with respect to any action in which a director would be liable under Section 174 of the General Corporation Law of the State of Delaware nor does it apply with respect to any liability in which a director:

  •
  breached his or her duty of loyalty to us or our stockholders;

  •
  did not act in good faith or, in failing to act, did not act in good faith;

  •
  acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

  •
  derived an improper personal benefit.

        Our Restated Certificate of Incorporation provides that we shall indemnify our directors, officers and employees and agents and former directors and officers to the fullest extent permitted by the laws of Delaware or any other applicable law. Pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, we have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by us or in our right) by reason of the fact that he or she is or was a director, officer, employee or agent of ours, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he or she reasonably believed to be in our best interest, or not opposed to our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The power to indemnify applies to actions brought by us or in our right as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

        The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

        We have directors' and officers' liability insurance covering our directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

        The following is a summary of transactions by us involving sales of our securities that were not registered under the Securities Act during the last three years preceding the date of this registration statement:

        In connection with our plan of reorganization, we cancelled our senior discount notes and our then existing common stock.

        The securities issued pursuant to our plan of reorganization consist of approximately 9,000,000 shares of common stock (including the distribution reserve for unsecured creditors) and 1,000,000 shares reserved for issuance under the 2004 Long-Term Incentive Plan (the "2004 Plan"). These securities were or will be issued pursuant to the plan of reorganization without registration under the Securities Act in reliance on the provisions of Section 1145 of the Bankruptcy Code. An aggregate of 19,166 shares of restricted stock have been issued under the 2004 Plan to our employees in reliance on an exemption from registration under Rule 701 promulgated under the Securities Act of 1933, as amended.

        In April 2004, in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act, our wholly owned subsidiary, iPCS Escrow Company, issued $165.0 million aggregate principal amount of 11 1/2% Senior Notes due 2012 to qualified institutional buyers pursuant to Rule 144A and Regulation S under the Securities Act. We received proceeds of approximately $160.0 million after placement agents' commission and other fees. The initial purchasers were Credit Suisse First Boston LLC ($99.0 million) and Bear, Stearns & Co. Inc. ($66.0 million). All of the senior notes will be exchanged for a like amount of senior notes that will be registered under the Securities Act.

Item 16. Exhibits.

        A list of exhibits filed with this registration statement is contained in the index to exhibits, which is incorporated by reference.

Item 17. Undertakings.

        The registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act,

          (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Schaumburg, State of Illinois, on the 11th day of August, 2005.

IPCS, INC.

By:	/s/ TIMOTHY M. YAGER Timothy M. Yager Director, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ TIMOTHY M. YAGER Timothy M. Yager	Director, President and Chief Executive Officer (Principal Executive Officer)	August 11, 2005
/s/ TIMOTHY C. BABICH* Timothy C. Babich	Director	August 11, 2005
/s/ TIMOTHY G. BILTZ* Timothy G. Biltz	Director	August 11, 2005
/s/ JEFFREY W. JONES* Jeffrey W. Jones	Director	August 11, 2005
/s/ ROBERT A. KATZ* Robert A. Katz	Director	August 11, 2005
/s/ RYAN L. LANGDON* Ryan L. Langdon	Director	August 11, 2005
/s/ KEVIN M. ROE* Kevin M. Roe	Director	August 11, 2005
/s/ STEBBINS B. CHANDOR, JR.* Stebbins B. Chandor, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 11, 2005

/s/ PATRICIA M. GRETEMAN* Patricia M. Greteman	Vice President and Controller (Principal Accounting Officer)	August 11, 2005
*By:	/s/ TIMOTHY M. YAGER Timothy M. Yager Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of March 17, 2005, by and between iPCS, Inc. and Horizon PCS, Inc. (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Registrant with the SEC on March 18, 2005 (SEC File No. 333-32064))
2.2
Second Amended and Restated Joint Plan of Reorganization for iPCS, Inc., iPCS Wireless, Inc. and iPCS Equipment, Inc., dated as of May 26, 2004 (Incorporated by reference to Exhibit 2.1 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
2.3
Technical Amendment to Second Amended and Restated Joint Plan of Reorganization for iPCS, Inc., iPCS Wireless, Inc. and iPCS Equipment, Inc., dated as of July 8, 2004 (Incorporated by reference to Exhibit 2.2 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
2.4
Modification to Second Amended and Restated Joint Plan of Reorganization for iPCS, Inc., iPCS Wireless Inc. and iPCS Equipment, Inc., dated as of July 8, 2004 (Incorporated by reference to Exhibit 2.3 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
2.5
Findings of Fact, Conclusions of Law and Order under U.S.C. Section 1129(a) and (b) and Federal Rules of Bankruptcy Procedure 3020 confirming the Second Amended Joint Plan of Reorganization of iPCS, Inc., iPCS Wireless, Inc. and iPCS Equipment, Inc., Debtors and Debtors In Possession, as modified, dated as of July 8, 2004 (Incorporated by reference to Exhibit 2.4 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
2.6
Asset Purchase Agreement, dated as of May 12, 2004, by and between Horizon PCS, Inc., Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC and Sprint PCS, Inc. (Incorporated by reference to Exhibit 2.1 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on March 17, 2005 (SEC File No. 333-123383))
2.7
Joint Plan of Reorganization of Horizon PCS, Inc., Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC, dated as of September 20, 2004 (Incorporated by reference to Exhibit 2.2 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on March 17, 2005 (SEC File No. 333-123383))
3.1
Second Restated Certificate of Incorporation of iPCS, Inc. (Incorporated by reference to Exhibit 3.1 to the current report on Form 8-K filed by the Registrant with the SEC on July 1, 2005 (SEC File No. 333-32064))
3.2	Amended and Restated Bylaws of iPCS, Inc. (Incorporated by reference to Exhibit 3.2 to the current report on Form 8- K filed by the Registrant with the SEC on July 1, 2005 (SEC File No. 333-32064))
3.3
Certificate of Incorporation of iPCS Wireless, Inc. (Incorporated by reference to Exhibit 3.4 to the registration statement on Form S-4 filed by the Registrant with the SEC on January 8, 2001 (SEC File No. 333-47688))

3.4	Bylaws of iPCS Wireless, Inc. (Incorporated by reference to Exhibit 3.5 to the registration statement on Form S-4 filed by the Registrant with the SEC on January 8, 2001 (SEC File No. 333-47688))
3.5
Certificate of Incorporation of iPCS Equipment, Inc. (Incorporated by reference to Exhibit 3.6 to the registration statement on Form S-4 filed by the Registrant with the SEC on January 8, 2001 (SEC File No. 333-47688))
3.6	Bylaws of iPCS Equipment, Inc. (Incorporated by reference to Exhibit 3.7 to the registration statement on Form S-4 filed by the Registrant with the SEC on January 8, 2001 (SEC File No. 333-47688))
3.7
Articles of Organization of Bright Personal Communications Services, LLC (Incorporated by reference to Exhibit 3.7 to the registration statement on Form S-1 filed by the Registrant with the SEC on August 11, 2005 (SEC File No. 333-117944))
3.8
Operating Agreement of Bright Personal Communications Services, LLC (Incorporated by reference to Exhibit 3.8 to the registration statement on Form S-1 filed by the Registrant with the SEC on August 11, 2005 (SEC File No. 333-117944))
3.9
Articles of Incorporation of Horizon Personal Communications, Inc. (Incorporated by reference to Exhibit 3.9 to the registration statement on Form S-1 filed by the Registrant with the SEC on August 11, 2005 (SEC File No. 333-117944))
3.10
Bylaws of Horizon Personal Communications, Inc. (Incorporated by reference to Exhibit 3.10 to the registration statement on Form S-1 filed by the Registrant with the SEC on August 11, 2005 (SEC File No. 333-117944))
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the registration statement on Form S-1 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117944))
4.2
Amended and Restated Common Stock Registration Rights Agreement, dated as of June 30, 2005, by and among iPCS, Inc., affiliates of Silver Point Capital, affiliates of AIG Global Investment Corp., the Timothy M. Yager 2001 Trust, Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (Incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by the Registrant with the SEC on July 1, 2005 (SEC File No. 333-32064)
4.3
Indenture dated as of April 30, 2004, by and among, iPCS Escrow Company, iPCS, Inc., iPCS Wireless, Inc., iPCS Equipment, Inc. and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
4.4
Indenture, dated as of July 19, 2004, by and among Horizon PCS Escrow Company, Horizon PCS, certain subsidiary guarantors and U.S. Bank National Association, as Trustee (Incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on March 19, 2005 (SEC File No. 333-123383))
4.5
First Supplemental Indenture, dated as of June 30, 2005, by and between U.S. Bank National Association, as Trustee, and iPCS, Inc. (Incorporated by reference to Exhibit 4.2 to the current report on Form 8-K filed by the Registrant with the SEC on July 1, 2005 (SEC File No. 333-117942))

5.1	Opinion of Mayer, Brown, Rowe & Maw LLP regarding legality of securities being registered (filed as an exhibit to the Registration Statement filed on August 5, 2004)
10.1*
Sprint PCS Management Agreement dated as of January 22, 1999 between WirelessCo, L.P., Sprint Spectrum, L.P., SprintCom, Inc., and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) as amended by Addendum I through Addendum V thereto (Incorporated by reference to Exhibit 10.1 to the registration statement on Form S-4 filed by the Registrant with the SEC on January 9, 2001 (SEC File No. 333-47688))
10.2
Addendum VI to Sprint PCS Management Agreement (Incorporated by reference to Exhibit 10.40 to the annual report on Form 10-K filed by the Registrant with the SEC on March 29, 2001 (SEC File No. 333-32064))
10.3
Addendum VII to Sprint PCS Management Agreement (Incorporated by reference to Exhibit 10.3 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.4
Addendum VIII to Sprint PCS Management Agreement (Incorporated by reference to Exhibit 10.4 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.5
Amended and Restated Addendum VIII to Sprint PCS Management Agreement (Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Registrant with the SEC on November 4, 2004) (SEC File No. 333-32064))
10.6
Addendum IX to Sprint PCS Management Agreement (Incorporated by reference to Exhibit 10.5 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.7*
Sprint PCS Services Agreement dated as of January 22, 1999 by and between Sprint Spectrum, L.P. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (Incorporated by reference to Exhibits 10.2 to the registration statement on Form S-4 filed by the Registrant with the SEC on January 8, 2001 (SEC File No. 333-47688))
10.8*
Sprint Trademark and Service Mark License Agreement dated as of January 22, 1999 between Sprint Communications Company, L.L.C. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (Incorporated by reference to Exhibit 10.3 to the registration statement on Form S-4 filed by the Registrant with the SEC on January 8, 2001 (SEC File No. 333-47688))
10.9*
Sprint Spectrum Trademark and Service Mark License Agreement dated as of January 22, 1999 between Sprint Spectrum L.P. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (Incorporated by reference to Exhibit 10.4 to the registration statement on Form S-4 filed by the Registrant with the SEC on January 8, 2001 (SEC File No. 333-47688))
10.10*
Sprint PCS Management Agreement, dated June 8, 1998, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (includes Addenda I, II and III) (Incorporated by reference to Exhibit 10.3 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.11*
Addendum IV to Sprint PCS Management Agreement, dated as of March 16, 2005, by and between Sprint Spectrum L.P., Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC (Incorporated by reference to Exhibit 10.7.1 to the registrations statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on March 17, 2005 (SEC File No. 333-123383))

10.12*
Addendum V to Sprint PCS Management Agreement, dated as of June 1, 2001, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (Incorporated herein by reference to Exhibit 10.3.1 to the registration statement on Form 10-12G/A filed by Horizon Telcom, Inc. with the SEC on June 25, 2001 (SEC File No. 000-32617))
10.13
Addendum VI to Sprint PCS Management Agreement, dated as of August 20, 2001, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (Incorporated by reference to Exhibit 10.3.2 to the current report on Form 8-K filed by Horizon PCS, Inc. with the SEC on August 24, 2001 (SEC File No. 333-51240).
10.14
Addendum VII to Sprint PCS Management Agreement, dated as of June 16, 2004, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (Incorporated by reference to Exhibit 10.3.4 to the annual report on Form 10-K filed by Horizon PCS, Inc. with the SEC on March 31, 2005 (SEC File No. 333-37516))
10.15
Addendum VIII to Sprint PCS Management Agreement, dated as of March 16, 2005, among Horizon Personal Communications, Inc., SprintCom, Inc., Sprint Spectrum L.P., WirelessCo, L.P., PhillieCo, L.P., APC PCS, LLC and Sprint Communications Company, L.P. (Incorporated by reference to Exhibit 10.3.5 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on March 17, 2005 (SEC File No. 333-123383)).
10.16*
Sprint PCS Services Agreement, dated as of June 8, 1998, by and between Sprint Spectrum, L.P. and Horizon Personal Communications, Inc. (Incorporated by reference to Exhibit 10.4 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.17
Sprint Trademark and Service Mark License Agreement, dated as of June 8, 1998, by and between Sprint Communications Company, L.P. and Horizon Personal Communications, Inc. (Incorporated by reference to Exhibit 10.5 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.18
Sprint Spectrum Trademark and Service Mark License Agreement, dated as of June 8, 1998, by and between Sprint Spectrum L.P. and Horizon Personal Communications, Inc. (Incorporated by reference to Exhibit 10.6 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.19*
Sprint PCS Management Agreement, dated as of October 13, 1999, by and between Sprint Spectrum, L.P., SprintCom, Inc., Wirelessco, L.P. and Bright Personal Communications Services, LLC (includes Addenda I, II and III) (Incorporated by reference to Exhibit 10.7 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.20
Addendum IV to Sprint PCS Management Agreement, dated as of March 16, 2005, by and between Sprint Spectrum L.P., Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC. (Incorporated by reference to Exhibit 10.7.1 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on March 17, 2005 (SEC File No. 333-123383)).
10.21*
Sprint PCS Services Agreement, dated as of October 13, 1999, by and between Sprint Spectrum, L.P. and Bright Personal Communications Services, LLC (Incorporated by reference to Exhibit 10.8 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).

10.22
Sprint Trademark and Service Mark License Agreement, dated as of October 13, 1999, by and between Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC (Incorporated by reference to Exhibit 10.9 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.23
Sprint Spectrum Trademark and Service Mark License Agreement, dated as of October 13, 1999, between Sprint Spectrum, L.P. and Bright Personal Communications Services, LLC (Incorporated by reference to Exhibit 10.10 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.24
Master Lease Agreement dated as of August 31, 2000 between iPCS Wireless, Inc. and Trinity Wireless Towers, Inc. (Incorporated by reference to Exhibit 10.43 to the annual report on Form 10-K filed by the Registrant with the SEC on March 29, 2001) (SEC File No. 333-32064))
10.25
Master Tower Space Reservation and License Agreement dated as of July 20, 2002 by and between American Tower, L.P. and iPCS Wireless, Inc. (Incorporated by reference to Exhibit 10.10 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.26
Restructuring Management Services Agreement between iPCS, Inc. and YMS Management LLC dated as of January 27, 2003, as amended. (Incorporated by reference to Exhibit 10.11 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.27
iPCS, Inc. Amended and Restated 2004 Long-Term Incentive Plan, (Incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by the Registrant with the SEC on February 2, 2005) (SEC File No. 333-32064))
10.28
Employment Agreement, dated as of July 20, 2004, by and between Timothy M. Yager and iPCS Wireless, Inc. (Incorporated by reference to Exhibit 10.13 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.29
Employment Agreement, dated as of July 20, 2004, by and between Stebbins B. Chandor, Jr. and iPCS Wireless, Inc. (Incorporated by reference to Exhibit 10.14 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.30
Employment Agreement, dated as of July 20, 2004, by and between Patricia M. Greteman and iPCS Wireless, Inc. (Incorporated by reference to Exhibit 10.15 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.31
Employment Agreement, dated as of July 20, 2004, by and between Craig A. Kinley and iPCS Wireless, Inc. (Incorporated by reference to Exhibit 10.16 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.32
Form of Incentive Stock Option Agreement (Incorporated by reference to Exhibit 10.17 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))

10.33
Form of Non-Qualified Stock Option Agreement (Incorporated by reference to Exhibit 10.18 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.34
Form of Director Non-Qualified Stock Option Agreement (Incorporated by reference to Exhibit 10.19 to the registration statement on Form S-4 filed by the Registrant with the SEC on August 5, 2004 (SEC File No. 333-117942))
10.35
Timothy M. Yager's Amended and Restated Stock Unit Agreement, dated as of January 27, 2005 (Incorporated by reference to Exhibit 99.3 to the current report on Form 8-K filed by the Registrant with the SEC on February 2, 2005) (SEC File No. 333-32064))
10.36
Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.21 to the registration statement on Form S-1 filed by the Registrant with the SEC on October 5, 2004 (SEC File No. 333-117944))
10.37
Agreement of Purchase and Sale, dated September 8, 2004, between iPCS Wireless, Inc. and TCP Communications LLC (Incorporated by reference to Exhibit 10.1 to the current report on the Form 8-K filed by the Registrant with the SEC on September 14, 2004) (SEC File No. 333-32064))
10.38
Employment Agreement by and between iPCS Wireless, Inc. and John J. Peterman, dated as of August 24, 2004 (Incorporated by reference to Exhibit 10.1 to the current report on the Form 8-K filed by the Registrant with the SEC on September 14, 2004 (SEC File No. 333-32064))
10.39
Employment Agreement by and between iPCS Wireless, Inc. and Edmund L. Quatmann, Jr. dated as of November 30, 2004 (Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Registrant with the SEC on December 3, 2004 (SEC File No. 333-32064))
10.40
Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Employing Stockholder version) (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by the Registrant with the SEC on February 2, 2005 (SEC File No. 333-32064))
10.41
Amended and Restated Non-Employee Directors Non-Qualified Stock Option Agreement, dated as of June 30, 2005, by and between iPCS, Inc. and Donald L. Bell (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by the Registrant with the SEC on July 1, 2005 (SEC File No. 333-32064))
10.42
Amended and Restated Non-Employee Directors Non-Qualified Stock Option Agreement, dated as of June 30, 2005, by and between iPCS, Inc. and Eugene I. Davis (Incorporated by reference to Exhibit 99.3 to the current report on Form 8-K filed by the Registrant with the SEC on July 1, 2005 (SEC File No. 333-32064))
10.43
Amended and Restated Non-Employee Directors Non-Qualified Stock Option Agreement, dated as of June 30, 2005, by and between iPCS, Inc. and Eric F. Ensor (Incorporated by reference to Exhibit 99.4 to the current report on Form 8-K filed by the Registrant with the SEC on July 1, 2005 (SEC File No. 333-32064))
10.44
Amended and Restated Non-Employee Directors Non-Qualified Stock Option Agreement, dated as of June 30, 2005, by and between iPCS, Inc. and James J. Gaffney (Incorporated by reference to Exhibit 99.5 to the current report on Form 8-K filed by the Registrant with the SEC on July 1, 2005 (SEC File No. 333-32064))

10.45
Horizon PCS, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.16 to the annual report on Form 10-K filed by Horizon PCS, Inc. with the SEC on March 31, 2005 (SEC File No. 333-37516))
10.46
Form of Nonqualified Stock Option Agreement for Non-Employee Directors under the Horizon PCS, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.13 to the annual report on Form 10-K filed by Horizon PCS, Inc. with the SEC on March 31, 2005 (SEC File No. 333-37516))
10.47
Employment Agreement, dated as of October 1, 2004, by and between Horizon PCS, Inc. and Alan G. Morse (Incorporated by reference to Exhibit 10.11 to the annual report on Form 10-K filed by Horizon PCS, Inc. with the SEC on March 31, 2005 (SEC File No. 333-37516))
10.48
Nonqualified Stock Option Agreement, dated as of October 21, 2004, by and between Horizon PCS, Inc. and Alan G. Morse (Incorporated by reference to Exhibit 10.11.1 to the annual report on Form 10-K filed by Horizon PCS, Inc. with the SEC on March 31, 2005 (SEC File No. 333-37516))
10.49
Settlement Agreement and Mutual Release, dated as of March 16, 2005, by and between Sprint Spectrum L.P., SprintCom, Inc., WirelessCo, L.P., PhillieCo, L.P., APC PCS, LLC, Sprint Communications Company L.P., Horizon Personal Communications, Inc. Bright Personal Communications Services, LLC and Horizon PCS, Inc. (Incorporated by reference to Exhibit 10.14 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on March 17, 2005 (SEC File No. 333-123383)).
10.50*
Site Development Agreement, dated as of August 17, 1999, by and between Horizon Personal Communications, Inc. and SBA Towers, Inc. (Incorporated by reference to Exhibit 10.26 to the registration statement on Form S-4 filed by Horizon PCS with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.51*
Master Site Agreement, dated as of July 1999, by and between SBA Towers, Inc. and Horizon Personal Communications, Inc. (Incorporated by reference to Exhibit 10.27 to the registration statement on Form S-4 filed by Horizon PCS with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.52
Settlement and Assumption Agreement and Release, dated as of August 31, 2004, by and between Horizon PCS, Inc., Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC, SBA Broadband, Inc., SBA Network Services, Inc., SBA Sites, Inc. and SBA Towers, Inc. (Incorporated by reference to Exhibit 10.27.1 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on March 17, 2005 (SEC File No. 333-123383)).
10.53*
Master Design Build Agreement, dated as of August 17, 1999, by and between Horizon Personal Communications, Inc. and SBA Towers, Inc. (Incorporated by reference to Exhibit 10.28 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.54*
Master Site Agreement, dated as of October 1, 1999, by and between SBA Towers, Inc. and Bright Personal Communications Services, LLC (Incorporated by reference to Exhibit 10.29 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).

10.55*
Master Design Build Agreement, dated as of October 1, 1999, by and between Bright Personal Communications Services, LLC and SBA Towers, Inc. (Incorporated by reference to Exhibit 10.30 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.56
Lease Agreement, dated as of May 1, 2000, by and between Chillicothe Telephone Company and Horizon Personal Communications, Inc. (Incorporated by reference to Exhibit 10.32 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on December 15, 2000 (SEC File No. 333-51238)).
10.57
Settlement Agreement and Mutual Release, dated as of May 12, 2004, by and among Sprint PCS, Inc., Horizon PCS, Inc., Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC (Incorporated by reference to Exhibit 10.34 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on March 17, 2005 (SEC File No. 333-123383)).
10.58
Settlement Agreement, dated as of June 5, 2004, by and among Horizon Personal Communications, Inc., Horizon PCS, Inc., Virginia PCS Alliance, L.C. and West Virginia PCS Alliance, L.C. (Incorporated by reference to Exhibit 10.35 to the registration statement on Form S-4 filed by Horizon PCS, Inc. with the SEC on March 17, 2005 (SEC File No. 333-123383)).
10.59
Employment Agreement by and between iPCS Wireless, Inc. and Alan G. Morse, dated as of August 5, 2005 (Incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by the Registrant with the SEC on August 11, 2005 (SEC File No. 333-32064))
10.60
Letter Agreement by and between iPCS Wireless, Inc. and Alan G. Morse, dated August 5, 2005, regarding relocation expenses (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by the Registrant with the SEC on August 11, 2005 (SEC File No. 333-32064))
10.61
Letter Agreement by and between iPCS, Inc. and Alan G. Morse, dated August 5, 2005, regarding amendments to Mr. Morse's non-qualified stock option agreement (Incorporated by reference to Exhibit 99.3 to the current report on Form 8-K filed by the Registrant with the SEC on August 11, 2005 (SEC File No. 333-32064))
16.1
KPMG letter, dated as of October 4, 2004, regarding change in independent registered public accounting firm (Incorporated by reference to Exhibit 16.2 to the registration statement on Form S-1 filed by the Registrant with the SEC on October 5, 2004 (SEC File No. 333-117944))
21.1**	Subsidiaries of iPCS, Inc.
23.1**	Consent of Deloitte & Touche LLP
23.2**	Consent of KPMG LLP
23.3**	Consent of KPMG LLP (Horizon PCS, Inc.)
23.4	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1 to this registration statement)
24.1	Power of Attorney (see the signature page to this registration statement filed on August 10, 2005)

*
Confidential treatment has been granted on portions of these documents.

**
Previously filed as an exhibit to the Registration Statement.

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PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS